EXHIBIT (a)(5)
                             Colonial Holdings, Inc.

10515 COLONIAL DOWNS PARKWAY, NEW KENT, VIRGINIA 23124

March 1,  2001                                      CONTACT:  Ian M. Stewart

                                                                  (804) 966-7223

FOR  IMMEDIATE  RELEASE                                     Comptroller


                    COLONIAL HOLDINGS, INC. ANNOUNCES RECEIPT
                            OF GOING PRIVATE PROPOSAL

NEW  KENT, Va. --(BUSINESS WIRE)-March 1, 2001--Colonial Holdings, Inc. (NASDAQ:
SCM: CHLD) announced that its Board of Directors received today an offer from Jeffrey P. Jacobs, Chairman of the Board, Chief Executive Officer, and the its largest shareholder, to acquire the Company. Upon receipt of the offer, the Company formed a Special Committee to evaluate a proposal

     Mr. Jacobs indirectly owns approximately 43.5% of the stock of the Company. He proposed a transaction to purchase all of the remaining shares for a cash price of $1.00 per share. U.S. Bancorp Libra, a division of U.S. Bancorp
Investments,  Inc.,  is  acting  as  advisor  to  Mr.  Jacobs.

The Jacobs proposed a price per share of $1.00 is approximately four times the closing price of the Company's registered common stock on February 27, 2001, as stated on the NASDAQ OTC Market (which closing price was $0.24 per share). The final price will be based on negotiations with the Special Committee, and will be payable in cash. The Special Committee intends to employ independent legal counsel and a financial advisor to assist it in analyzing the offer and negotiating with Mr. Jacobs.

     Consummation of the transaction is subject to various conditions, including the negotiation and execution of definitive agreements, approval by Colonial Holdings' Board of Directors and shareholders, the obtaining of various regulatory approvals, and Mr. Jacobs' ability to obtain financing necessary for the transaction. If a transaction with Mr. Jacobs occurs, it is anticipated that it would close in mid to late summer of 2001.

     This press release contains statements of a forward-looking nature regarding a possible sale of the Company and the anticipated timing of that sale. Consummation of any sale would be subject to the conditions described above as well as other market conditions outside of Mr. Jacobs' control. These statements are only predictions and actual events may differ materially. There can be no assurance that a definitive acquisition agreement will be executed and delivered, that acceptable financing will be arranged, or that the proposed transaction will be consummated.


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                             Colonial Holdings, Inc.

             10515 Colonial Downs Parkway, New Kent, Virginia 23124

March  21,  2001                                         CONTACT: Ian M. Stewart

                                                                  (804) 966-7223

FOR  IMMEDIATE  RELEASE                                 Comptroller


      KOSLO RESIGNS AS DIRECTOR, PESKOFF APPOINTED TO FILL VACANCY AND CHAIR

                              INDEPENDENT COMMITTEE

     NEW KENT, Va. --(BUSINESS WIRE)-March 21, 2001--Colonial Holdings, Inc. (NASDAQ: SCM: CHLD) which, through its subsidiaries, holds the only licenses to own and operate a pari-mutuel horse-racing course and satellite racing centers in Virginia announced today that William J. Koslo, Jr., had resigned from its Board of Directors. Koslo, a Director of CIBC Oppenheimer Corp., resigned his position as Director of Colonial Holdings due to a requirement of his employer and demands from his other commitments. Mr. Koslo had been a director of the Company since March of 1997.

     Colonial Holdings also announced that Stephen Peskoff, a former member of its Board of Directors, consultant of Friedman, Billings, Ramsey & Co., and President of Underhill Investment Corp., has been appointed to fill the Director position vacated by Mr. Koslo. Additionally, Peskoff was appointed to serve as the Chairman of the recently constituted Independent Committee of the corporation's Board of Directors which is charged with the task of considering the corporation's alternatives in light of the merger proposal received from entities affiliate with Mr. Jeffrey P. Jacobs and reviewing and analyzing such proposal.


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                                                           FOR IMMEDIATE RELEASE
                                                                         6/11/01
                                                                         -------

               COLONIAL HOLDINGS, INC. ANNOUNCES MERGER AGREEMENT


     New Kent, Virginia, June 11, 2001- Colonial Holdings, Inc. (OTCBB: CHLD) which, through its subsidiaries, owns and operates Colonial Downs, a parimutuel horseracing course and satellite racing centers in Virginia, announced today the execution of a Merger Agreement. Pursuant to the Merger Agreement, Gameco, Inc., an entity controlled by Jeffrey P. Jacobs, Chairman of the Board and Chief Executive Officer of the Corporation, has agreed to pay $1.10 per share, in cash, for each share of common stock of the Corporation not currently owned by Mr. Jacobs or his affiliates. The $1.10 per share price resulted from negotiations between the Special Committee of the Corporation's board of directors and Gameco. If the merger is consummated, the Corporation will become a wholly-owned subsidiary of Gameco and will cease to be a public company.

     Consummation of the transaction is subject to various customary conditions, including, among other things, the approval of the Corporation's shareholders and the obtaining of necessary regulatory approvals. The transaction is not contingent on financing. The transaction is expected to be consummated in the fourth quarter of 2001, and the Merger Agreement is subject to termination by either party if the merger is not consummated on or before December 31, 2001. The Merger Agreement likewise provides for payment of break up fees under certain circumstances by a party who fails to consummate the transaction. Colonial Holdings will include the Merger Agreement as an exhibit to a Report on Form 8-K, which the Corporation expects to file no later than June 12.

     The Special Committee of the Board of Directors of the Corporation composed of disinterested directors determined that the Merger Agreement is fair to and in the best interests of the public stockholders of the Corporation and recommended that the Board of Directors of the Corporation approve the merger and the Merger Agreement.

     At a subsequent meeting held on June 8, 2001, the full Board of Directors, other than Mr. Jacobs, who abstained from voting, determined that the Merger


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Agreement  and the transactions contemplated thereby are fair to and in the best interests of the public stockholders of the Corporation and approved the merger and the Merger Agreement.

     BB&T Capital Markets, the financial advisor to the Special Committee of the Board of Directors of the Corporation in connection with the merger, has delivered to the Special Committee its opinion that the merger consideration is fair to Colonial Holdings' shareholders from a financial point of view. U.S. Bancorp Libra is acting as advisor to Mr. Jacobs.

     Additionally, Gameco filed an application with the Virginia Racing Commission today. The application seeks the Commission's approval of Gameco becoming a principal shareholder, indirectly, of the entities licensed by the Commission. The Commission is scheduled to conduct an informal fact finding conference regarding the application at its June 20, 2001 meeting.

     Subject to clearance from the United States Securities and Exchange Commission, the Corporation plans to file and mail to its stockholders a proxy statement containing information about the Corporation, the proposed merger, and related matters. Stockholders are urged to read the proxy statement carefully when it is available, as it will contain important information that stockholders should understand before making a decision about the merger. The proxy statement (when it is filed), as well as other filings containing information about the Corporation, can be obtained without charge at the SEC's web site
(http://www.sec.gov).  Copies  of  the  proxy statement, when available, and the
 ------------------
Corporation's SEC filings will also be obtainable, without charge, from Ian M. Stewart, the Corporation's President, at Colonial Holdings, Inc., 10515 Colonial Downs Parkway, New Kent, VA 23124 (804) 966-7223.


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     This  press  release contains forward-looking statements that involve risks and uncertainties relating to future events, including whether and when the proposed merger will be consummated. These risks and uncertainties could cause actual events or results to differ materially from those expressed or implied by the forward-looking statements. These factors include, but are not limited to, risks that stockholder approval, gaming approvals, and other clearances and consents may not be obtained in a timely manner or at all and that any other conditions to the merger may not be satisfied. The Corporation assumes no obligation to update the forward-looking information. This press release is not intended to be a solicitation of proxies for a vote to approve the Merger Agreement.



SOURCE  Colonial  Holdings,  Inc.



CONTACT: Ian M. Stewart, President and Chief Financial Officer, Colonial Holdings, Inc., 10515 Colonial Downs Parkway, New Kent, VA 23124 (804) 966-7223.



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